Exhibit 99.1

PRESS RELEASE

Brookfield Asset Management Reports First Quarter 2016 Results
$25 Billion Raised for Flagship Private Funds

Brookfield, May 13, 2016 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter ended March 31, 2016.
Bruce Flatt, CEO of Brookfield, stated, "We have closed $25 billion of private fund commitments for our latest round of flagship funds to date, increasing total assets under management to $240 billion. Allocations to all our strategies continue to grow, as evidenced by the recent final close of our $9 billion flagship real estate fund and first close of our infrastructure fund of approximately $12 billion. With over $25 billion of dry powder and balance sheet liquidity, we are very well positioned for future investments."
Fee bearing capital currently totals $114 billion, up from $104 billion at quarter end and $99 billion at the start of the year. We are in the process of raising five private funds targetting an additional $6 billion of capital, and always have our open ended funds available for capital contributions.
We committed or deployed $18 billion of capital to new investments during the last twelve months. The breadth of our operations, both geographically and by asset class, has enabled us to find attractively valued investment opportunities.
Financial Results
Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended March 31 (US$ millions, except per share amounts)	2016	2015	2016	2015
Funds from operations[1,2]	$703	$557	$2,705	$2,225
Per Brookfield share[1,2]	0.69	0.55	2.64	2.18
Net income[3]	$636	$1,438	$3,867	$5,804
Per Brookfield share[1]	0.23	0.73	1.77	3.31
1.	Excludes amounts attributable to non-controlling interests
2.	See Basis of Presentation on page 3
3.	Consolidated basis – includes amounts attributable to non-controlling interests

Our financial results benefitted from significant increases in fee related earnings from our asset management activities as well as favourable performance across our operating businesses.

Funds from operations ("FFO") increased by 26% to $703 million or $0.69 per share. Strong capital inflows led to a 71% increase in fee related earnings to $185 million. FFO from invested capital increased by 7%, benefitting from recently signed leases in our property group, rising contractual rates and volumes in our infrastructure operations, and the continued expansion of our operations through both new investments and internal growth initiatives. Increased water levels in our renewable power operations were offset by lower pricing. Property results also benefitted from a higher level of disposition gains as we sold a number of assets at excellent valuations.

Net income totalled $636 million in the first quarter of 2016 or $0.23 per share. Net income benefitted from the operational improvements across most of our businesses and the contribution from recent acquisitions, capital expansions and development projects. Continued increases in the value of our property portfolios gave rise to $352 million of fair value gains, however, we recorded a higher level of appraisal gains in the 2015 quarter, which is the principal reason for the decline in net income from the $1.4 billion reported in that period.

|  Brookfield Asset Management Inc. – Q1 2016 News Release

Operating Highlights
We continue to expand our listed and private funds.
Fee bearing capital now stands at $114 billion, including $10 billion of commitments raised shortly after the quarter. Our annualized run rate of total fees and carry exceeds $1.9 billion based on current funds under management, up from $1.6 billion at year end and $1.3 billion last year.
We completed fundraising for our $9 billion follow-on global property fund, Brookfield Strategic Real Estate Partners II, and have already invested or committed to invest over 50% of its capital. We have raised nearly 90% of the $18 billion targets for our two other flagship funds, and expect to finalize these funds in coming months. We also continue to raise three niche private funds with specialized real asset strategies, seeking more than $2 billion of commitments.
Brookfield Business Partners ("BBP"), our fourth listed partnership, is in the process of being listed on the Toronto and New York stock exchanges and we anticipate the successful launch of this public entity in June 2016. We believe that BBP will be well received by shareholders, providing the ability to invest directly in our private equity operations and enable us to develop our business at an enhanced rate with both listed and private capital. The listing of BBP also further simplifies our operations and provides additional transparency into our private equity group, which we believe should lead to enhanced values over time.
In our public markets business, we are continuing to align our mandates with our real asset competencies, which have enabled us to increase this businesses profitability, while eliminating non-core investment products.
We announced or completed acquisitions that will deploy $18 billion of capital over the last twelve months, including $4 billion in the current quarter. We also continued to raise capital by selling mature assets.
During the quarter, we expanded our portfolio by acquiring high-quality real assets at attractive valuations. Our property group acquired a self-storage business of 108 properties and we intend to grow this operation. We acquired office buildings in London, Sydney, Boston and Washington, and multifamily home projects in Texas and California.
Our renewable power business closed the purchase of a controlling interest in 3,000 megawatts of hydroelectric facilities and development projects in Colombia for approximately $2.4 billion and we plan to acquire the remainder of the company bringing total capital invested to $3.5 billion. We also moved forward with wind farm developments in Ireland and Scotland and hydroelectric projects in Brazil.
In our infrastructure group, we agreed along with our partners to acquire an Australian logistics business that consists of container terminals, ports and railroads. If we obtain the necessary approvals, we will own all of the ports services business and 50% of the container terminal operation, while others will purchase the rail assets. We also moved forward with plans to build a 3,000 kilometre electrical transmission business in Brazil.
Our private equity business invested more than $250 million in the debt and equity of high-quality companies when the bond markets deteriorated earlier this year. With the values of our purchases we expect to participate in recapitalizations of these businesses or be paid back at par, realizing excellent returns.
Dividend Declaration
The Board declared a quarterly dividend of US$0.13 per share (representing US$0.52 per annum), payable on June 30, 2016 to shareholders of record as at the close of business on May 31, 2016. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.
Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

|  Brookfield Asset Management Inc. – Q1 2016 News Release

Basis of Presentation
This news release and accompanying financial statements are based on International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), unless otherwise noted and make reference to Funds From Operations ("FFO").
We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company's share of equity accounted investments' FFO on a fully diluted basis. FFO consists of the following components:
•	FFO from Operating Activities represents the company's share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.
•	Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.
•	Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company's business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.
We use FFO to assess our operating results and the value of Brookfield's business and believe that many shareholders and analysts also find this measure of value to them.
We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
We provide additional information on the determination of FFO and reconciliation between FFO and net income attributable to Brookfield shareholders in the Supplemental Information available at www.brookfield.com.
Additional Information
The Letter to Shareholders and the company's Supplemental Information for the three months ended March 31, 2016 contain further information on the company's strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company's website.
The attached statements are based primarily on information that has been extracted from our interim financial statements for the three months ended March 31, 2016, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield's external auditor.

Quarterly Earnings Call Details
Investors, analysts and other interested parties can access Brookfield Asset Management's 2016 First Quarter Results as well as the Shareholders' Letter and Supplemental Information on Brookfield's website under the Investors/Financial Reports section at www.brookfield.com.
The conference call can be accessed via webcast on May 13, 2016 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 00433#).

|  Brookfield Asset Management Inc. – Q1 2016 News Release

Brookfield Asset Management Inc. is a global alternative asset manager with $240 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield's previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could."
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
This release does not constitute an offer of any Brookfield fund.

|  Brookfield Asset Management Inc. – Q1 2016 News Release

CONSOLIDATED BALANCE SHEETS
	March 31	December 31
Unaudited (US$ millions)	2016	2015
Assets
Cash and cash equivalents	$3,563	$2,774
Other financial assets	7,214	6,156
Accounts receivable and other	8,208	7,044
Inventory	5,642	5,281
Assets classified as held for sale	1,905	1,397
Equity accounted investments	23,182	23,216
Investment properties	49,110	47,164
Property, plant and equipment	43,561	37,273
Intangible assets	5,407	5,170
Goodwill	3,515	2,543
Deferred income tax assets	1,484	1,496
Total Assets	$152,791	$139,514

Liabilities and Equity
Accounts payable and other	$12,221	$11,366
Liabilities associated with assets classified as held for sale	785	522
Corporate borrowings	4,329	3,936
Non-recourse borrowings
Property-specific mortgages	50,699	46,044
Subsidiary borrowings	9,695	8,303
Deferred income tax liabilities	10,216	8,785
Subsidiary equity obligations	3,419	3,331
Equity
Preferred equity	3,739	3,739
Non-controlling interests in net assets	35,806	31,920
Common equity	21,882	21,568
Total Equity	61,427	57,227
Total Liabilities and Equity	$152,791	$139,514

|  Brookfield Asset Management Inc. – Q1 2016 News Release

CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited For the three months ended March 31 (US$ millions, except per share amounts)	2016	2015

Revenues	$5,218	$4,396
Direct costs	(3,648)	(3,006)
Other income and gains	35	–
Equity accounted income	152	267
Expenses
Interest	(767)	(701)
Corporate costs	(23)	(29)
	967	927
Fair value changes	352	1,113
Depreciation and amortization	(481)	(401)
Income tax	(202)	(201)
Net income	$636	$1,438

Net income attributable to:
Brookfield shareholders	$257	$729
Non-controlling interests	379	709
	$636	$1,438

Net income per share
Diluted	$0.23	$0.73
Basic	0.23	0.75

|  Brookfield Asset Management Inc. – Q1 2016 News Release

SUMMARIZED FINANCIAL RESULTS
The following financial results include non-IFRS measures. See Basis of Presentation on page 3.
	Funds from Operations[1,2]
Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended March 31 (US$ millions, except per share amounts)	2016	2015	2016	2015
FFO from operating activities	$491	$393	$1,783	$1,597
Realized carried interest[3]	–	2	30	2
Realized disposition gains[4]	212	162	892	626
Funds from operations[1,2]	$703	$557	$2,705	$2,225

Per share	$0.69	$0.55	$2.66	$2.18

Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended March 31 (US$ millions)	2016	2015	2016	2015
Asset management	$185	$110	$626	$409
Property	373	283	1,477	960
Renewable power	68	81	220	230
Infrastructure	71	57	266	220
Private equity and other	61	62	445	653
Cash and financial assets	34	51	13	116
Interest expense and operating costs	(89)	(87)	(342)	(363)
Funds from operations[1,2]	$703	$557	$2,705	$2,225

Unaudited	Three Months Ended[2]		Last Twelve Months Ended[2]
For the periods ended March 31 (US$ millions, except per share amounts)	2016	2015	2016	2015
FFO from operating activities	$491	$393	$1,783	$1,597
Realized carried interest[3]	–	2	30	2
Realized disposition gains[4]	19	–	440	57
Fair value changes	65	639	448	2,871
Depreciation and amortization	(206)	(182)	(804)	(691)
Income tax	(112)	(123)	(28)	(538)
Net income	$257	$729	$1,869	$3,298

Per share	$0.23	$0.73	$1.77	$3.31
Notes:
1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.	Excludes carried interest generated that is subject to future investment performance
4.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years

|  Brookfield Asset Management Inc. – Q1 2016 News Release

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited	Three Months Ended		Last Twelve Months Ended
For the periods ended March 31 (US$ millions)	2016	2015	2016	2015
Net income prior to fair value changes, depreciation and amortization and income tax (see page 6)	$967	$927	$4,434	$4,257
Adjust for:
Equity accounted fair value changes and other[1]	274	19	(7)	(402)
Current income taxes	(32)	(34)	(130)	(111)
Realized disposition gains[2]	212	162	897	569
	1,421	1,074	5,194	4,313
Non-controlling interest	(718)	(517)	(2,489)	(2,088)
Funds from operations[3,4]	$703	$557	$2,705	$2,225

Notes:
1.	Equity accounted other items include depreciation and amortization and deferred income taxes
2.	Includes only the portion of disposition gains in fair value changes and prior periods
3.	Non-IFRS measure – see Basis of Presentation on page 3
4.	Excludes amounts attributable to non-controlling interests

|  Brookfield Asset Management Inc. – Q1 2016 News Release